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               LETTERHEAD OF LAWRENCE R. YOUNG & ASSOCIATES, P.C.


November 15, 2000


VIA EDGAR

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Senior Care Industries, Inc.
    CIK : 0001095175
    COMMISSION FILE NO. 1.333-47804, APPLICATION FOR WITHDRAWAL


Ladies & Gentlemen:

Pursuant to Rule 478(c) promulgated under the Securities Act of 1933, as amended, Senior Care Industries, Inc. [The "Registrant"] hereby withdraws its registration statement on Form S-8 together with all exhibits thereto, Commission File No. 1.333-47804 [the "Registration Statement"]. The Registration Statement was originally filed with the Securities & Exchange Commission [the "Commission"] on October 12, 2000.

The Registration Statement registered certain shares of the Registrant's common stock acquired by certain officers and directors pursuant to the 2000 Stock Option Plan [the "Shares"]. The Registration Statement was filed in error without the approval of the Board of Directors of the Company. Accordingly, until the Board meets on November 30, 2000, to approve the filing, we request the withdrawal of the Registration Statement and exhibits.

If you have any questions regarding the foregoing application for withdrawal, please contact Registrant, Senior Care Industries, Inc. by contacting its general counsel, Lawrence R. Young, Esq., at 9530 E. Imperial Highway, Suite K, Downey, CA 90242-3041, telephone (562) 803-4240, Fax: (562) 803-0031.


                                   Sincerely,


                                Senior Care Industries, Inc.

                                /s/ Lawrence R. Young
                                ------------------------------------------------
                                Lawrence R. Young
                                General Counsel for Senior Care Industries, Inc.